Exhibit (a)(8)

NV HOLDINGS, INC. ANNOUNCES A SUBSEQUENT OFFERING PERIOD

(November 7, 2007, Maryland) NV Holdings, Inc. (the "Purchaser") today announced that approximately 832,748 shares of common stock, par value $0.001 per share (the “Shares”) of Navtech, Inc. ("Navtech") (OTCBB: NAVH) have been tendered and not withdrawn (which figure includes approximately 23,145 Shares tendered under guaranteed delivery procedures). The tendered Shares represent approximately 19% of the outstanding Shares of Navtech (which figure includes approximately 0.53% of the outstanding Shares tendered under guaranteed delivery procedures).  The Purchaser has accepted such tendered Shares for payment pursuant to the terms of the offer.  Payment for Shares accepted for payment is expected to be made promptly.

The Purchaser will commence a subsequent offering period on November 7, 2007 that will expire at 5.00 p.m., New York time, on Tuesday, November 20, 2007, unless further extended. During this subsequent offering period, Navtech stockholders who did not previously tender their Shares into the offer may do so and will promptly receive the same $2.50 per share cash consideration, without interest, paid during the initial offering period.  Stockholders of record can tender their Shares by completing and mailing the Letter of Transmittal, along with any other required documents, to the Depositary, Continental Stock Transfer & Trust Company.  If Shares are held in street name, the stockholder must contact the appropriate broker in order to tender its shares. Stockholders can call Georgeson, Inc., the Information Agent for the transaction, to request the tender offer documents or to ask questions about the tender process. Banks and brokers can call at (212) 440-9800, and all others can call toll free at (888) 605-8359.  No Shares tendered in the tender offer may be withdrawn during the subsequent offering period.

After expiration of the subsequent offering period and if the Purchaser and its affiliates become the beneficial owners of at least 90% of Navtech Shares, the Purchaser intends to complete a short form merger with and into Navtech.  In addition, if as a result of the subsequent offering period there are less than 300 shareholders of Navtech, the Purchaser and its affiliates will seek to cause Navtech to apply for deregistration under the Exchange Act of 1934.

Stockholders should read the tender offer documents, as amended, which are on file with the Securities and Exchange Commission, as they contain important information about the tender offer.  Investors can obtain such tender offer documents and other filed documents free of charge at the Securities and Exchange Commission's website at www.sec.gov.

This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the Securities and Exchange Commission.

Contacts
NV Holdings, Inc.
Larisa Avner Trainor, 301-961-6747
ltrainor@cigcompanies.com